MDS Inc. Appoints Kenneth Horton as Executive Vice-President, Corporate Development and General Counsel

TORONTO, November 8, 2005 - Stephen P. DeFalco, President and Chief Executive Officer of MDS Inc. (TSX: MDS, NYSE: MDZ), is pleased to announce that Kenneth L. Horton has been appointed Executive Vice-President, Corporate Development and General Counsel for the Company.
Mr. Horton joins MDS from PerkinElmer, Inc., where he held the role of Vice President, Acquisitions, Ventures and General Counsel for the Life and Analytical Sciences business unit. His responsibilities included overseeing legal, IP and transactional matters for the $1.1 billion business. While at PerkinElmer, Mr. Horton led the planning, negotiation and closing of numerous strategic transactions. He also managed relationships with the FDA and other global regulatory agencies. Prior to joining PerkinElmer, Mr. Horton practiced corporate law with Ropes and Gray in Boston and was previously a strategy consultant in the U.S. and Europe.
Mr. Horton holds a J.D., cum laude, from Harvard Law School. He earned an A.B., magna cum laude, from Dartmouth College. He will join the company at the start of December.
"I am pleased to welcome Ken to the MDS team. He brings substantial experience as we position the company for growth in the global life sciences markets," said DeFalco.
MDS Inc. has more than 9,000 highly skilled people in 27 countries. We provide a diverse range of superior products and services to increase our customers speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsintl.com or by calling 1-800-MDS-7222, 24 hours a day.
For further MDS Information contact:
Investor and Media Relations:
Sharon Mathers
Vice-President, Investor Relations
416-675-6777 x 2695
smathers@mdsintl.com